GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP ANNOUNCES STRONG QUARTERLY CASH FLOW AND EARNINGS; GOLD RESERVES INCREASE FOR NINTH CONSECUTIVE YEAR

Vancouver, British Columbia, February 14, 2013 – GOLDCORP INC. **(TSX: G, NYSE: GG)** reported record fourth quarter gold production of 700,400 ounces compared to gold production of 687,900 ounces in the fourth quarter of 2011. Reported net earnings in the quarter were $504 million, or $0.62 per share compared to $405 million, or $0.50 per share in the same period a year ago. Adjusted net earnings[1] were $465 million, or $0.57 per share compared to $531 million, or $0.66 per share in the same period a year ago. Operating cash flows before working capital changes[2] totaled $721 million compared to $831 million in the fourth quarter of 2011.

Fourth Quarter 2012 Highlights

- Revenues totaled $1.4 billion on gold sales of 645,100 ounces.
- Operating cash flows before working capital changes totaled $721 million or $0.89 per share.
- Adjusted net earnings totaled $465 million, or $0.57 per share.
- All-in sustaining cash costs[3] totaled $910 per ounce, $360 per ounce on a by-product cash cost[4] basis, and $621 per ounce on a co-product cash cost[4] basis.
- Dividends paid amounted to $110 million. Annual dividend increased 11% to $0.60 per share.

Full-Year 2012 Highlights

- Revenues increased to a record $5.4 billion on gold sales of 2.3 million ounces.
- Operating cash flows before working capital changes totaled $2.4 billion or $2.97 per share.
- Adjusted net earnings totaled $1.6 billion, or $2.03 per share.
- All-in sustaining cash costs totaled $874 per ounce, $300 per ounce on a by-product cash cost basis, and $638 per ounce on a co-product cash cost basis.

- Dividends paid amounted to $438 million.
- Proven and probable gold mineral reserves increased 4% to 67.1 million ounces or 3.5% on a per share basis[5.]

"Excellent quarterly performances at our two largest mines resulted in a strong finish to 2012 and position Goldcorp for a much improved 2013," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Red Lake in Canada benefited from full access to higher grade gold zones while Peñasquito in Mexico performed well despite commencing mining in a new, lower-grade phase of the pit during the quarter. A full year of gold production at Pueblo Viejo in the Dominican Republic, coupled with production stability throughout our portfolio will enable a renewed focus on productivity and efficiency at our mines in the year ahead. Goldcorp's "Operating for Excellence" initiative is aimed at identifying and implementing best practices to unlock the full cash flow potential within our asset base.

"Another key priority in 2013 is the timely advancement of our three gold growth projects currently under construction that are expected to drive forecast 70% production growth in the next five years. Cerro Negro in Argentina remains on track for initial gold production at the end of this year amid successful achievement of key milestones and growing ore stockpiles. Éléonore in Quebec continues to benefit from a development plan focused on capital efficiency and building a solid production platform beyond expected first production in late 2014. Development of Cochenour in Red Lake is expected to accelerate, bringing a stronger production profile to the Red Lake complex following the start of production in 2015.

"Goldcorp's consistent strategy is centered on realizing strong shareholder value in a challenging industry through growing, low-cost production. We have always focused on strengthening our overall portfolio through the addition of high quality gold projects, divestiture of non-core assets and successful exploration investments that have driven a ninth consecutive year of growth in gold reserves. We also enter 2013 with an outstanding balance sheet with the flexibility to pursue new opportunities while maintaining an active dividend policy to return value to shareholders."

Ninth Consecutive Year of Reserve and Resource Growth

Goldcorp also announced today that proven and probable gold mineral reserves increased by 4% to 67.1 million ounces, the ninth consecutive year that Goldcorp has increased gold reserves.   Proven and probable silver mineral reserves totaled 1.2 billion ounces, representing one of the largest silver reserves in the industry.

Gold reserve growth at Cerro Negro, Camino Rojo, Marigold and Porcupine more than offset decreases at Peñasquito, Los Filos and Red Lake, which decreased primarily as a result of the removal of marginally economic gold ounces. On a per share basis, gold reserves increased 3.5%.

Complete mineral reserve and mineral resource data including tonnes, grades and ounces can be found at the end of this news release and has been posted to www.goldcorp.com. The following summary accounts for the changes in gold ounces year over year:

Proven and probable reserves as of January 1, 2012	64.7 moz
Mined ounces during 2012 (including mining depletion)	3.1 moz
Net discovered ounces and converted resources during 2012	4.6 moz
Net changes due to metal prices/engineering	1.0 moz
Proven and probable reserves as of January 1, 2013	**67.1 moz**

Numbers may not add up due to rounding

At Cerro Negro, an aggressive exploration program featuring eight surface diamond drills completed 421 holes for a total of 146,112 metres for the year. Proven and probable gold reserves have now increased 177% to 5.7 million ounces from the initial proven and probable gold reserve estimate of 2.1 million ounces (7.14Mt at 9.03 g/t Au) at acquisition in December, 2010. Exploration during 2012 focused on in-fill drilling and expansion of the Mariana Central, Mariana Norte and San Marcos deposits. These efforts have led to extensions in the strike length of all three veins and demonstrated the emergence of adjacent vein systems. An exploration program budgeted at $36 million for 2013 will focus on further extending the Mariana Central, Mariana Norte and San Marcos veins to the east and drill-testing of other vein targets.

Successful drilling at the Camino Rojo project near Peñasquito contributed 1.6 million ounces to proven and probable gold reserves, based on a positive study for mining of near-surface oxide and transition mineralization and conventional heap leach processing. The Company is following up on positive exploration results in the sulphide portions of the deposit that will defer development of the heap leach operation. Work will continue in 2013 on sulphide zone exploration.

Red Lake 2012 proven and probable gold reserves totaled 3.2 million ounces, as drilling during the year focused on resource expansion rather than conversion of existing resources to reserves. This effort was successful with the confirmation of the extension of the High Grade Zone between the 52 and 57 levels, and the discovery of the new NXT Zone to the west of the High Grade Zone. With a budget of $40 million the focus in 2013 will be on in-fill drilling between the 48 and 55 levels in the High Grade Zone to convert resources to reserves, and definition and extension of the NXT Zone above and to the west of the 54 level, with the objective of identifying the up-plunge extents. Construction is progressing on an exploration drift at the 47 level with expected completion by the end of the first quarter in 2013 that will provide a platform to increase NXT Zone drill density for conversion of resources to reserves. Additional exploration work in the High Grade Zone will focus on a newly-discovered structure at the bottom of the 4699 ramp.

At Peñasquito, proven and probable gold reserves decreased to 15.7 million ounces, consistent with normal depletion of the deposit. Exploration is now focused on testing deep mantos and skarn type mineralization related with copper mineralization, beneath and adjacent to the current open pit workings. Preliminary results show that the sulphide horizons contain copper, lead, zinc, gold and silver.

At Marigold, exploration activity for 2012 focused on development drilling in the GAP and central part of Mackay pit, Herco and Red Dot areas where positive results have increased proven and probable reserves to 3.3 million ounces, an increase of 960,000 ounces over 2011 to Goldcorp's share of the proven and probable gold reserve, extending mine life by an additional five years.

Record Quarterly Production Drives Strong Revenues

Gold sales in the fourth quarter were 645,100 ounces on production of 700,400 ounces. This compares to sales of 685,000 ounces on production of 687,900 ounces in the fourth quarter of 2011. Reported net earnings in the quarter were $504 million compared to $405 million in the fourth quarter of 2011. Adjusted net earnings in the fourth quarter totaled $465 million, or $0.57 per share, compared to $531 million or $0.66 per share, in the fourth quarter of 2011. Adjusted net earnings in 2012 exclude the effect of a non-cash foreign exchange loss on translation of deferred income tax assets and liabilities, a non-cash provision related to the revision in estimates on the reclamation and closure costs for the Company's inactive and closed mine sites, net impairment charges and gains on disposition related to certain of its equity investments, and unrealized gains on derivative instruments but include the impact of non-cash stock option expenses, which amounted to approximately $10 million or $0.01 per share for the quarter. Operating cash flows before changes in working capital totaled $721 million compared to $831 million in last year's fourth quarter.

Beginning in 2013, Goldcorp is adopting an all-in sustaining cash cost measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining cash costs include by-product cash costs, sustaining capital, corporate general & administrative expenses, exploration expense and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. A full reporting of cash activities will continue to be available in the Company's financial statements and Goldcorp will continue to report cash costs on a by-product and co-product basis in addition to all-in sustaining cash costs. For the fourth quarter 2012 all-in sustaining cash costs were $910 per ounce. Total cash costs were $360 per ounce on a by-product basis and $621 per ounce on a co-product basis.

For the twelve months ended December 31, 2012, revenues totaled $5.4 billion. Net earnings for 2012 were $1.7 billion or $2.16 per share, compared to net earnings of $1.9 billion or $2.34 per share in 2011. Adjusted net earnings totaled $1.6 billion, or $2.03 per share, compared to $1.8 billion or $2.22 per share, in 2011. Cash flow from operations before changes in working capital totaled $2.4 billion compared to $2.7 billion in the twelve months ended December 31, 2011. For 2012, all-in sustaining cash costs were $874 per ounce. Total cash costs were $300 per ounce on a by-product basis and $638 per ounce on a co-product basis.

Mexico

At Peñasquito throughput averaged 98,800 tonnes per day during the fourth quarter resulting in gold production of 112,900 ounces. Gold production decreased from the third quarter as mining commenced in a lower grade portion of the pit. Strong by-product silver, lead and zinc credits contributed to by-product cash costs during the quarter of $17 per ounce of gold and negative $457 per ounce of gold for the year. Grades continue to reconcile well with reserves. Following the first quarter, Peñasquito grades are expected to increase significantly throughout the year. Mill throughput in 2013 is forecast at 105,000 tonnes per day as the Company continues to bring additional water wells into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit.   A water and tailings study is expected to be completed in the first half of 2013 to develop a comprehensive long-term water strategy for the Peñasquito district. Full year 2013 gold production is expected to be between 360,000 to 400,000 ounces.

Gold production at Los Filos increased 16% over the prior quarter to 92,800 ounces and contributed to a record year of gold production of 340,400 ounces. The construction of the next expansion phase of the Los Filos heap leach pad facility began during the fourth quarter of 2012 and is expected to be completed in the second quarter of 2013. Gold production during 2013 is expected to be between 340,000 to 350,000 ounces. During 2013, the Company will investigate the potential for an expansion at Los Filos.

Canada

Gold production at Red Lake increased 39% from the prior quarter to 168,300 ounces at a total cash cost of $403 per ounce. Following the completion of the de-stressing program in the third quarter, increased flexibility in the High Grade Zone was achieved which increased the number of high grade mine headings available. For 2012, gold production totaled 507,700 ounces at total cash costs of $494 per ounce. Production in 2013 is expected between 475,000 to 510,000 ounces. One de-stress slot is planned for late 2013 at the 46/47 level.

At Porcupine in Ontario, higher grade and higher tonnage from increased mill utilization led to fourth quarter gold production of 74,100 ounces at a total cash cost of $750 per ounce. For 2012, gold production totaled 262,800 ounces at a total cash cost of $772 per ounce. The Hoyle Pond Deep project continued to progress, which will access deeper discovered zones of gold mineralization and enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex. By the end of 2012, full face shaft sinking had advanced to within 20 metres of the 720 metre level skip dump excavation. Pending receipt of permits the initial production from the Hollinger open pit project is expected in the first half of 2013. For 2013, total gold production at Porcupine is expected at between 270,000 and 280,000 ounces.

Central America

At Pueblo Viejo, Goldcorp's 40% share of gold production totaled 43,700 ounces for the fourth quarter and 44,700 ounces for the year. Modifications to one of the four autoclaves was carried out in December 2012 to implement design improvements and allow for higher throughputs. These modifications are being made to the remaining three autoclaves during the first half of 2013. Pueblo Viejo achieved commercial production in January 2013. Ramp-up to full capacity is expected to occur in the second half of 2013 with production forecast between 330,000 to 435,000 ounces to Goldcorp's account. Forecast annual average production is expected to be between 415,000 to 450,000 ounces of gold to Goldcorp's account in the first five years of full production at cash costs of less than $350 per ounce[6]. As part of a longer-term, optimized power solution for Pueblo Viejo, a plan is underway to build a dual-fuel power plant and is expected to commence operations in 2013.

Certain members of the Dominican Republic (DR) congress, including the President of the Chamber of Deputies, have expressed a desire to amend the Special Lease Agreement (SLA) to accelerate and increase the benefits that the DR will derive from the Pueblo Viejo mine. The SLA, which provides for substantial benefits to the DR, including royalties and taxes, in addition to other benefits such as employment and purchasing of goods and services, was approved by Congress in 2009 and cannot be unilaterally altered. However, Barrick, as the operator, while reserving its rights under the SLA, has engaged in a dialogue with representatives of the government, with a view to achieving a mutually acceptable outcome. At this time, the outcome of the dialogue is uncertain, but any amendments to the SLA could impact overall project economics.

Advancing a High-Quality Project Pipeline

To fund Goldcorp's peer-leading growth pipeline, capital expenditures for 2013 are forecast at approximately $2.8 billion, of which approximately 60% is allocated to projects and 40% for operations. Major project capital expenditures in 2013 include approximately $775 million at Cerro Negro, $650 million at Éléonore, $100 million at Cochenour, and $50 million at Camino Rojo.

Cerro Negro is advancing on schedule towards first gold at the end of the current year. Engineering, Procurement and Construction Management activities are steadily progressing with detailed engineering 55% completed by the end of 2012. Progress on plant construction included completing the excavations, large concrete pours for building foundations, base and walls and installing the anchor bolts. The ball mill is at site and all other major imported mechanical equipment has been secured and is on site or en route. Construction of the tailings facility commenced with progress ahead of schedule. Construction of the high voltage power line is pending receipt of government approvals, anticipated to be received in early March 2013.

The Eureka decline, which will access the first ore from Cerro Negro, has advanced to a length of 2,135 metres of a total planned decline length of approximately 3,900 metres. The Eureka stockpile contains an estimated 40,316 tonnes at a grade of 11.08 g/t gold and 204 g/t silver, and is reconciling well with reserve estimates. Excavation of the ramps into the Mariana Central and Mariana Norte veins are advancing according to the project development schedule. Production is expected to average approximately 525,000 ounces of gold in its first five full years of production.

At the Cochenour project, construction of the five-kilometre Cochenour-Red Lake Haulage Drift advanced to 68% of completion at year-end with expected completion by the end of the first quarter of 2014. Two drills continue to test the exploration potential of this underexplored area. A study of the overall project was completed in the fourth quarter of 2012 that concluded that the Bruce Channel ore body is lower than previously expected, necessitating the deepening of the Cochenour shaft by 245 metres resulting in first gold deferred to the first half of 2015. Following ramp-up to full production, forecast life-of-mine gold production is expected to be between 225,000 to 250,000 ounces per year.

At the Éléonore gold project in Quebec, a milestone was reached in the fourth quarter with the completion of the production shaft hoist room and head frame facilities, allowing shaft sinking activities to commence on schedule. The exploration ramp excavation has now reached over 2,500 metres in length, which corresponds to a vertical depth of 380 metres below surface. During 2013, underground exploration drilling from the ramp will accelerate, enabling further definition drilling of the deep portion of the Roberto deposit to proceed. Currently, four diamond drills are conducting definition and exploration drilling from strategic working platforms in the ramp. The exploration shaft is now undergoing conversion from sinking mode to designed operating mode. Engineering, Procurement and Construction Management at the end of the 2012 had reached 44% completion.

Following the completion of work with regard to mine planning and initial development capital, the project capital estimate has been confirmed at $1.75 billion based on all available information. Initial production remains on track for late 2014 with average life-of-mine gold production once the mine is at full production of approximately 600,000 ounces.

Cyanide Code Certification

During the fourth quarter, Wharf mine in South Dakota became fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold ("the Cyanide Code"), becoming Goldcorp's ninth mine to be certified.

Guidance For 2013

On January 7th, Goldcorp announced production and cash cost guidance for the 2013 year. The Company has forecast an approximate 10% increase in gold production to between 2.55 and 2.80 million ounces. Total cash costs are expected to be between $525 to $575 per ounce of gold on a by-product basis and between $700 to $750 per ounce of gold on a co-product basis. All–in cash costs are expected at between $1,000 to $1,100 per ounce.

This release should be read in conjunction with Goldcorp's 2012 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investor Resources – Reports & Filings" section under "Annual Reports".

Complete reserve and resource information for all metals, including tonnage, grade and accompanying metals price assumptions can be found below and has been posted to www.goldcorp.com.

GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2012

Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	23.9	599.2
Probable	43.0	561.2
Proven & Probable	**67.1**	**1,160.4**
Resources		
Measured	4.2	64.2
Indicated	21.7	309.9
Measured & Indicated	**25.9**	**374.0**
Inferred	**25.9**	**111.3**

Complete reserve and resource estimates are as follows:

GOLDCORP INC.
PROVEN AND PROBABLE RESERVES[1],[4],[5]
AS OF DECEMBER 31, 2012

Based on attributable ounces

GOLD		Mt	Au g/t	Moz
Peñasquito Mill	Mexico	1,062.6	0.44	15.17
Pueblo Viejo (40.0%)	Dominican Republic	109.94	2.83	10.01
Los Filos	Mexico	296.71	0.78	7.43
El Morro (70.0%)	Chile	449.51	0.47	6.73
Cerro Negro	Argentina	18.91	9.43	5.74
Porcupine	Canada	108.78	1.24	4.35
Marigold (66.7%)	United States	196.43	0.52	3.28

GOLDCORP INC. PROVEN AND PROBABLE RESERVES [1],[4],[5] AS OF DECEMBER 31, 2012				
Based on attributable ounces				
Red Lake	Canada	10.48	9.57	3.23
Éléonore	Canada	12.48	7.56	3.03
Musselwhite	Canada	11.23	6.34	2.29
Camino Rojo	Mexico	66.76	0.76	1.63
Marlin	Guatemala	7.44	4.18	1.00
Dee (40.0%)	United States	20.42	1.44	0.95
Alumbrera (37.5%)	Argentina	81.26	0.36	0.93
Wharf	United States	22.12	0.82	0.58
Peñasquito Heap Leach	Mexico	119.75	0.13	0.52
El Sauzal	Mexico	4.42	1.52	0.22
TOTAL GOLD				**67.08**
SILVER		*Mt*	*Ag g/t*	*Moz*
Peñasquito Mill	Mexico	1,062.60	25.45	869.52
Pueblo Viejo (40.0%)	Dominican Republic	109.94	17.69	62.53
Los Filos	Mexico	296.71	5.51	52.54
Cerro Negro	Argentina	18.91	81.20	49.36
Marlin	Guatemala	7.44	188.56	45.08
Peñasquito Heap Leach	Mexico	119.75	10.98	42.28
Camino Rojo	Mexico	66.76	14.94	32.07
Dee (40.0%)	United States	20.42	7.07	4.64
Wharf	United States	22.12	3.34	2.37
TOTAL SILVER				**1,160.40**
COPPER		*Mt*	*% Cu*	*Mlbs*
El Morro (70.0%)	Chile	449.51	0.49	4,886
Alumbrera (37.5%)	Argentina	81.26	0.36	640
Pueblo Viejo (40.0%)	Dominican Republic	109.94	0.10	232
TOTAL COPPER				**5,758**
LEAD		*Mt*	*% Pb*	*Mlbs*
Peñasquito Mill	Mexico	1,062.60	0.25	5,814
TOTAL LEAD				**5,814**
ZINC		*Mt*	*% Zn*	*Mlbs*
Peñasquito Mill	Mexico	1,062.60	0.60	13,961
TOTAL ZINC				**13,961**

GOLDCORP INC. MEASURED AND INDICATED RESOURCES[1],[2],[3],[4],[6] AS OF DECEMBER 31, 2012 Based on attributable ounces				
GOLD		*Mt*	*Au g/t*	*Moz*
Porcupine	Canada	169.22	1.18	6.43
Pueblo Viejo (40.0%)	Dominican Republic	80.78	2.14	5.57
Peñasquito Mill	Mexico	576.98	0.18	3.41
Red Lake	Canada	4.69	15.41	2.32
Los Filos	Mexico	71.02	1.03	2.35
Cerro Blanco	Guatemala	2.52	15.64	1.27
Noche Buena	Mexico	71.75	0.42	0.96
Camino Rojo	Mexico	23.14	0.76	0.57
Cerro Negro	Argentina	5.12	3.12	0.51
Dee (40.0%)	United States	9.90	1.53	0.49
Éléonore	Canada	1.36	10.95	0.48
Marigold (66.7%)	United States	30.39	0.42	0.42
El Morro (70.0%)	Chile	23.20	0.40	0.30
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
Wharf	United States	8.60	0.87	0.24
Musselwhite	Canada	0.46	5.63	0.08
El Sauzal	Mexico	2.15	1.11	0.08
Peñasquito Heap Leach	Mexico	25.45	0.07	0.06
Marlin	Guatemala	0.46	2.71	0.04
TOTAL GOLD				**25.9**
SILVER		*Mt*	*Ag g/t*	*Moz*
Peñasquito Mill	Mexico	576.98	13.41	248.72
Camino Rojo	Mexico	23.14	14.94	11.11
Noche Buena	Mexico	71.75	14.06	32.44
Pueblo Viejo (40.0%)	Dominican Republic	80.78	11.93	30.99
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
Los Filos	Mexico	71.02	7.00	15.97
Cerro Blanco	Guatemala	2.52	72.00	5.83
Cerro Negro	Argentina	5.12	22.95	3.78
Peñasquito Heap Leach	Mexico	25.45	4.31	3.52
Dee (40.0%)	United States	9.90	7.42	2.36
Marlin	Guatemala	0.46	102.36	1.50
Wharf	United States	8.60	4.62	1.28
TOTAL SILVER				**374.04**
COPPER		*Mt*	*% Cu*	*Mlbs*
San Nicolas (21.0%)	Mexico	19.26	1.24	527

GOLDCORP INC. MEASURED AND INDICATED RESOURCES[1],[2],[3],[4],[6] AS OF DECEMBER 31, 2012				
Based on attributable ounces				
El Morro (70.0%)	Chile	23.20	0.52	264
Pueblo Viejo (40.0%)	Dominican Republic	80.78	0.09	164
TOTAL COPPER				**955**
LEAD		*Mt*	*% Pb*	*Mlbs*
Peñasquito Mill	Mexico	576.98	0.13	1,700
Camino Rojo	Mexico	23.14	0.17	89
TOTAL LEAD				**1,789**
ZINC		*Mt*	*% Zn*	*Mlbs*
Peñasquito Mill	Mexico	576.98	0.35	4,493
San Nicolas (21.0%)	Mexico	19.26	1.68	713
Camino Rojo	Mexico	23.14	0.37	189
TOTAL ZINC				**5,395**

GOLDCORP INC. INFERRED RESOURCES[1],[2],[3],[4],[6] AS OF DECEMBER 31, 2012				
Based on attributable ounces				
GOLD		*Mt*	*Au g/t*	*Moz*
Los Filos	Mexico	236.18	0.84	6.49
El Morro (70.0%)	Chile	472.19	0.25	3.85
Éléonore	Canada	12.25	10.60	4.17
Cochenour	Canada	9.05	11.18	3.25
Red Lake	Canada	3.19	16.11	1.65
Porcupine	Canada	18.85	1.95	1.18
Musselwhite	Canada	4.99	5.72	0.92
Peñasquito Mill	Mexico	126.63	0.20	0.83
Cerro Negro	Argentina	5.32	4.81	0.82
Marigold (66.7%)	United States	54.17	0.43	0.74
Cerro Blanco	Guatemala	1.35	15.31	0.67
Pueblo Viejo (40.0%)	Dominican Republic	6.57	2.18	0.46
Peñasquito Heap Leach	Mexico	50.66	0.17	0.28
Dee (40.0%)	United States	17.01	0.51	0.28
Noche Buena	Mexico	17.67	0.42	0.24
Marlin	Guatemala	0.44	4.51	0.06
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02

GOLDCORP INC. INFERRED RESOURCES[1],[2],[3],[4],[6] AS OF DECEMBER 31, 2012				
Based on attributable ounces				
Camino Rojo	Mexico	0.64	0.27	0.01
El Sauzal	Mexico	0.04	1.35	0.00
TOTAL GOLD				**25.93**
SILVER		*Mt*	*Ag g/t*	*Moz*
Los Filos	Mexico	239.18`	6.04	46.47
Peñasquito Mill	Mexico	126.63	9.13	37.17
Noche Buena	Mexico	17.67	13.92	7.91
Cerro Negro	Argentina	5.32	34.35	5.87
Pueblo Viejo (40.0%)	Dominican Republic	6.57	14.32	3.02
Marlin	Guatemala	0.44	210.78	3.01
Peñasquito Heap Leach	Mexico	50.66	1.61	2.62
Cerro Blanco	Guatemala	1.35	59.60	2.59
Dee (40.0%)	United States	17.01	2.38	1.30
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
Camino Rojo	Mexico	0.64	4.53	0.09
TOTAL SILVER				**111.33**
COPPER		*Mt*	*% Cu*	*Mlbs*
El Morro (70.0%)	Chile	472.19	0.35	3,689
San Nicolas (21.0%)	Mexico	2.28	1.24	62
Pueblo Viejo (40.0%)	Dominican Republic	6.57	0.07	11
TOTAL COPPER				**3,762**
LEAD		*Mt*	*% Pb*	*Mlbs*
Peñasquito Mill	Mexico	126.63	0.14	382
Camino Rojo	Mexico	0.64	0.08	1
TOTAL LEAD				**384**
ZINC		*Mt*	*% Zn*	*Mlbs*
Peñasquito Mill	Mexico	126.63	0.26	736
San Nicolas (21.0%)	Mexico	2.28	0.97	49
Camino Rojo	Mexico	0.64	0.25	4
TOTAL ZINC				**788**

Numbers may not add up due to rounding

Goldcorp December 31, 2012 Reserve and Resource Reporting Notes:

1   All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2   All Mineral Resources are reported exclusive of Mineral Reserves.

3   Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4   Reserves and Resources are reported as of December 31, 2012, with the following conditions or exceptions:

      1   Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.

      2   Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.

      3   Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).

5   Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,350 per ounce of gold, $24 per ounce of silver, $3.00 per pound of copper, $0.80 per pound of lead, and $0.85 per pound of zinc, unless otherwise noted below:

      1   Alumbrera $1,400/oz gold and $3.20/lb copper

      2   Pueblo Viejo, Dee $1,500/oz gold, $28/oz silver, $3.00/lb copper

6   Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $27 per ounce of silver, $3.50 per pound of copper, $0.95 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below;

      1   Pueblo Viejo, Dee $1,650/oz gold, $30/oz silver, $3.50/lb copper

      2   San Nicolas $1,000/oz gold, $16.00/oz silver, $2.70/lb copper, $1.00/lb zinc

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this press release was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Information on data verification performed on the mineral properties mentioned in this press release that are considered to be material mineral properties to the Company are contained in the current NI 43-101 technical reports listed below.

1   "Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report" dated March 14, 2011, as amended March 30, 2011.

2   "Goldcorp Inc., Peñasquito Polymetallic Project, Zacatecas State, Mexico NI 43-101 Technical Report" dated March 21, 2011.

3   "Pueblo Viejo Gold Project, Dominican Republic Technical Report" dated March 29, 2011.

4   "Cerro Negro Gold Project, Santa Cruz Province, Argentina, NI 43-101 Technical

Report on Updated Feasibility Study" dated April 5, 2011.

5   "Éléonore Gold Project, Quebec, Canada NI 43-101 Technical Report" dated January 26, 2011.

The Company will be filing a technical report in respect of its Los Filos mine within 45 days of the date of this press release. Information on mineral resource and mineral reserve effective dates, and key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves with respect to the Company's material mineral properties contained in this press release are included in the above technical reports, except as otherwise noted in this press release.

A conference call will be held on February 15, 2013 at 10:00 a.m. (PDT) to discuss the fourth quarter and 2012 results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until March 17, 2013 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 5331726. A live and archived audio webcast also be available at www.goldcorp.com.

(1) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 45 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(2) Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP performance measures which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations.

(3) For 2013, the Company is adopting an "all-in sustaining cash cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining cash costs include by-product cash costs, sustaining capital, corporate general & administrative expenses, exploration expense and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis.

All-in sustaining cash cost	2012
Total cash costs (by-product) (page 43)	$702
Corporate administration	245
Exploration and evaluation costs	55
Reclamation cost accretion	16
Sustaining capital expenditure	1,028
All-in sustaining cash costs	**$2,046**
Gold sales ounces	**2,340,600**
All-in sustaining cash costs per ounce	**$874**

(4) The Company has included non-GAAP performance measures - total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product silver, copper, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. Prior period comparatives have been restated accordingly. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2012	2011
Gold	$1,600	$1,250
Silver	34.00	20.00
Copper	3.50	3.25
Lead	0.90	0.90
Zinc	0.90	0.90

(5) Reserves per share is a non-GAAP performance measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(6) Based on first full five year average and gold and WTI oil price assumptions of $1,700/oz and $90/bbl, respectively. Does not include escalation for future inflation.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2011 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

	Three Months Ended December 31	
	2012	2011
Revenues	**$1,435**	$ 1,515
Gold produced (ounces)	**700,400**	687,900
Gold sold (ounces)	**645,100**	685,000
Copper produced (thousands of pounds)	**25,400**	18,500
Copper sold (thousands of pounds)	**33,300**	23,100
Silver produced (ounces)	**7,158,600**	8,688,200
Silver sold (ounces)	**6,312,800**	8,153,400
Lead produced (thousands of pounds)	**29,200**	46,100
Lead sold (thousands of pounds)	**23,700**	40,200
Zinc produced (thousands of pounds)	**67,000**	97,900
Zinc sold (thousands of pounds)	**73,600**	78,400
Average realized gold price (per ounce)	**$1,692**	$1,663
Average London spot gold price (per ounce)	**$1,722**	$1,688
Average realized copper price (per pound)	**$3.47**	$3.70
Average London spot copper price (per pound)	**$3.59**	$3.40
Average realized silver price (per ounce)	**$25.77**	$26.28
Average London spot silver price (per ounce)	**$32.68**	$31.87
Average realized lead price (per ounce)	**$0.96**	$0.89
Average London spot lead price (per ounce)	**$1.00**	$0.90
Average realized zinc price (per ounce)	**$0.86**	$0.84
Average London spot zinc price (per ounce)	**$0.88**	$0.86
Total cash costs – by-product (per gold ounce)	**$360**	$261
Total cash costs – co-product (per gold ounce)	**$621**	$529

Production Data:

Red Lake gold mines :	Tonnes of ore milled	**214,000**	226,300
	Average mill head grade (grams per tonne)	**26.67**	22.18
	Gold ounces produced	**168,300**	154,000
	Total cash cost per ounce – by-product	**$403**	$374
Porcupine mines :	Tonnes of ore milled	**1,084,100**	1,074,200
	Average mill head grade (grams per tonne)	**2.35**	2.32
	Gold ounces produced	**74,100**	74,700
	Total cash cost per ounce – by-product	**$750**	$593
Musselwhite mine :	Tonnes of ore milled	**324,600**	341,300
	Average mill head grade (grams per tonne)	**6.52**	5.47
	Gold ounces produced	**64,000**	56,800
	Total cash cost per ounce – by-product	**$693**	$753

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended December 31	
		2012	2011
Production Data (Cont.):			
Peñasquito :	Tonnes of ore mined	**12,480,000**	12,034,400
	Tonnes of waste removed	**31,442,300**	24,223,400
	Tonnes of ore milled	**9,087,200**	8,617,000
	Average head grade (grams per tonne) – gold	**0.55**	0.44
	Average head grade (grams per tonne) – silver	**24.41**	28.68
	Average head grade (%) – lead	**0.23**	0.35
	Average head grade (%) – zinc	**0.52**	0.76
	Gold ounces produced	**112,900**	82,300
	Silver ounces produced	**5,200,400**	5,865,600
	Lead (thousands of pounds) produced	**29,200**	46,100
	Zinc (thousands of pounds) produced	**67,000**	97,900
	Total cash cost per ounce – by-product	**$17**	($447)
	Total cash cost per ounce – co-product	**$764**	$768
Los Filos mine :	Tonnes of ore mined	**8,319,900**	7,124,100
	Tonnes of waste removed	**11,170,300**	9,974,600
	Tonnes of ore processed	**8,424,800**	7,228,000
	Average grade processed (grams per tonne)	**0.70**	0.75
	Gold ounces produced	**92,800**	85,200
	Total cash cost per ounce – by-product	**$572**	$503
El Sauzal mine :	Tonnes of ore mined	**595,900**	483,400
	Tonnes of waste removed	**2,774,400**	981,500
	Tonnes of ore milled	**471,900**	506,300
	Average mill head grade (grams per tonne)	**1.51**	1.80
	Gold ounces produced	**21,300**	27,500
	Total cash cost per ounce – by-product	**$856**	$535
Marlin mine :	Tonnes of ore milled	**481,700**	525,300
	Average mill head grade (grams per tonne) – gold	**3.27**	7.96
	Average mill head grade (grams per tonne) – silver	**122**	186
	Gold ounces produced	**49,500**	130,700
	Silver ounces produced	**1,780,900**	2,822,600
	Total cash cost per ounce – by-product	**($182)**	($337)
	Total cash cost per ounce – co-product	**$551**	$275
Alumbrera mine : [1]	Tonnes of ore mined	**2,936,600**	3,023,700
	Tonnes of waste removed	**6,126,500**	4,878,400
	Tonnes of ore milled	**3,915,500**	3,528,500
	Average mill head grade (grams per tonne) – gold	**0.35**	0.30
	Average mill head grade (%) – copper	**0.34**	0.30
	Gold ounces produced	**31,800**	23,000
	Copper (thousands of pounds) produced	**25,400**	18,500
	Total cash cost per ounce – by-product	**($894)**	$508
	Total cash cost per ounce – co-product	**$692**	$1,155

(1) Shown at Goldcorp's interest – 37.5%

SUMMARIZED FINANCIAL RESULTS (Cont.)
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended December 31	
		2012	2011
Production Data (Cont.):			
Marigold mine : [2]	Tonnes of ore mined	**2,396,800**	1,946,000
	Tonnes of waste removed	**6,862,500**	6,963,200
	Tonnes of ore processed	**2,396,800**	1,946,000
	Average grade processed (grams per tonne)	**0.65**	0.58
	Gold ounces produced	**28,300**	27,800
	Total cash cost per ounce – by-product	**$847**	$799
Wharf mine :	Tonnes of ore mined	**1,390,700**	727,300
	Tonnes of ore processed	**751,200**	689,500
	Average grade processed (grams per tonne)	**0.77**	0.97
	Gold ounces produced	**13,700**	25,700
	Total cash cost per ounce – by-product	**$849**	$523
Financial Data:			
Net cash provided by operating activities		**$787**	$727
Net earnings attributable to shareholders of Goldcorp Inc.		**$504**	$405
Net earnings per share – basic		**$0.62**	$0.50
Adjusted net earnings per share – basic		**$0.57**	$0.66
Weighted average shares outstanding (000's)		**811,394**	809,829

(2) Shown at Goldcorp's interest – 66.7%

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2012	2011	**2012**	2011
Revenues	$ **1,435**	$ 1,515	$ **5,435**	$ 5,362
Mine operating costs				
Production costs	**(667)**	(619)	**(2,337)**	(2,042)
Depreciation and depletion	**(175)**	(189)	**(675)**	(694)
	(842)	(808)	**(3,012)**	(2,736)
Earnings from mine operations	**593**	707	**2,423**	2,626
Exploration and evaluation costs	**(3)**	(19)	**(55)**	(61)
Share of net (losses) earnings of associates	**(16)**	(86)	**47**	(98)
Corporate administration	**(57)**	(57)	**(245)**	(229)
Earnings from operations and associates	**517**	545	**2,170**	2,238
Gains (losses) on disposition of securities, net	**3**	(1)	**4**	319
Impairment of available-for-sale securities	**(3)**	(87)	**(71)**	(87)
Gains on derivatives, net	**126**	87	**155**	82
Gains on dispositions of mining interests, net	**12**	-	**12**	-
Finance costs	**(6)**	(7)	**(30)**	(23)
Other income	**4**	17	**12**	38
Earnings before taxes	**653**	554	**2,252**	2,567
Income taxes	**(149)**	(149)	**(503)**	(686)
Net earnings attributable to shareholders of Goldcorp Inc.	$ **504**	$ 405	$ **1,749**	$ 1,881
Net earnings per share				
Basic	$ **0.62**	$ 0.50	$ **2.16**	$ 2.34
Diluted	**0.47**	0.39	**1.95**	2.18

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2012	2011	2012	2011
Net earnings	$ 504	$ 405	$ 1,749	$ 1,881
Other comprehensive (loss) income, net of tax				
Mark-to-market losses on available-for-sale securities	(5)	(8)	(52)	(199)
Reclassification adjustment for impairment losses included in net earnings	2	75	63	76
Reclassification adjustment for realized gain on disposition of available-for-sale securities recognized in net earnings	(2)	1	(3)	(294)
	(5)	68	8	(417)
Total comprehensive income attributable to shareholders of Goldcorp Inc.	$ 499	$ 473	$ 1,757	$ 1,464

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2012	2011	**2012**	2011
Operating Activities				
Net earnings	$ **504**	$ 405	$ **1,749**	$ 1,881
Adjustments for:				
Reclamation expenditures	**(4)**	(5)	**(21)**	(23)
(Gains) losses on disposition of securities, net	**(3)**	1	**(4)**	(319)
Gains on dispositions of mining interests, net	**(12)**	-	**(12)**	-
Items not affecting cash:				
Depreciation and depletion	**175**	189	**675**	694
Share of net losses (earnings) of associates	**16**	86	**(47)**	98
Share-based compensation expense	**10**	23	**82**	100
Impairment of available-for-sale securities	**3**	87	**71**	87
Realized gain on share purchase warrants, net	**-**	-	**-**	(33)
Unrealized gains on derivatives, net	**(128)**	(81)	**(155)**	(61)
Revisions in estimates and accretion of reclamation and closure cost obligations	**87**	55	**99**	35
Deferred income tax expense (recovery)	**76**	70	**(32)**	213
Other	**(3)**	1	**3**	20
Change in working capital	**66**	(104)	**(311)**	(326)
Net cash provided by operating activities	**787**	727	**2,097**	2,366
Investing Activities				
Expenditures on mining interests	**(636)**	(460)	**(2,333)**	(1,677)
Deposits on mining interests expenditures	**(83)**	(62)	**(275)**	(101)
Interest paid	**-**	-	**(17)**	(17)
Return of capital investment in Pueblo Viejo	**-**	-	**-**	64
Proceeds from dispositions of mining interests, net	**43**	-	**43**	-
Purchase of securities and other investments	**(2)**	(353)	**(19)**	(507)
Proceeds from sale of securities and other investments, net	**6**	216	**289**	735
Other	**3**	1	**16**	(5)
Net cash used in investing activities of continuing operations	**(669)**	(658)	**(2,296)**	(1,508)
Net cash provided by (used in) investing activities of discontinued operations	**5**	30	**10**	(58)
Financing Activities				
Common shares issued, net of issue costs	**12**	7	**44**	477
Dividends paid to shareholders	**(110)**	(91)	**(438)**	(330)
Net cash (used in) provided by financing activities	**(98)**	(84)	**(394)**	147
Effect of exchange rate changes on cash and cash equivalents	**(1)**	11	**(1)**	(1)
Increase (decrease) in cash and cash equivalents	**24**	26	**(584)**	946
Cash and cash equivalents, beginning of period	**894**	1,476	**1,502**	556
Cash and cash equivalents, end of period	$ **918**	$ 1,502	$ **918**	$ 1,502

CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	At December 31 2012	At December 31 2011
Assets		
Current assets		
Cash and cash equivalents	$ 918	$ 1,502
Accounts receivable	713	473
Inventories and stockpiled ore	722	574
Notes receivable	5	40
Other	170	361
	2,528	2,950
Mining interests		
Owned by subsidiaries	24,279	22,673
Investments in associates	2,088	1,536
	26,367	24,209
Goodwill	1,737	1,737
Investments in securities	162	207
Note receivable	37	42
Deposits on mining interests expenditures	95	73
Other	286	156
Total assets	31,212	29,374
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 886	$ 619
Income taxes payable	151	48
Derivative liabilities	68	65
Other	70	39
	1,175	771
Deferred income taxes	5,542	5,560
Long-term debt	783	737
Derivative liabilities	79	237
Provisions	518	375
Income taxes payable	62	113
Other	124	96
Total liabilities	8,283	7,889
Equity		
Shareholders' equity		
Common shares, stock options and restricted share units	17,117	16,992
Investment revaluation reserve	51	43
Retained earnings	5,548	4,237
	22,716	21,272
Non-controlling interests	213	213
Total equity	22,929	21,485
Total liabilities and equity	$ 31,212	$ 29,374